Exhibit 99.2

DOUYU INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: DOYU)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 7, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of DouYu International Holdings Limited (the “Company”) will be held at 22/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, 430073, People’s Republic of China on December 7, 2021 at 10 a.m. (Beijing Time). No proposal will be submitted for shareholder approval at the AGM. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on November 8, 2021.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders may access the Company’s annual report on the Company’s investor relations website at https://ir.douyu.com/ as well as the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company by emailing Investor Relations at ir@douyu.tv.

By Order of the Board of Directors,
DouYu International Holdings Limited

/s/ Shaojie Chen
Shaojie Chen
Chief Executive Officer, Director

Wuhan

November 5, 2021